



TRANSFORMATION

2002 ANNUAL REPORT









United Defense

CHANGING THE FUTURE OF DEFENSE™





DD(X) Advanced Gun System 10



Bradley Fighting Vehicle 17

In 2002, United Defense played a vital role in the continuing transformation of the United States Armed Forces and allies around the world. United Defense is helping to change the future of defense on the ground and at sea with programs and products such as the DD(X) Advanced Gun System, Bradley Fighting Vehicle, Navy repair, modernization and conversion services and the Future Combat System Cannon.

Changing the Future of Defense

United Defense Industries, Inc. (NYSE: UDI)

A leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and allies worldwide and America's largest non-nuclear ship repair, modernization and conversion company.



Future Combat System Cannon 8



United States Marine Repair 14

CONTENTS

Changing the Future of Defense

Financial **Highlights (1999-2002)**



Sales (dollars in millions)


2002 $1,725.3
2001 $1,318.5
2000 $1,183.9
1999 $1,213.5

EBIT (dollars in millions)


2002 $180.1
2001 $65.6
2000 $49.3
1999 $42.6

Fully Diluted Earnings Per Share
(after extraordinary item, in dollars)


2002 $2.55
2001 $0.20
2000 $0.44
1999 $0.07

Cash Flow* (dollars in millions)


2002 $156.5
2001 $67.9
2000 $76.2
1999 $165.9

** Note: 2000 and 2002 are adjusted to exclude acquisitions.*

Dear Shareholders:

In 2002, United Defense played a vital role in the continuing transformation of the United States Armed Forces and allies around the world. We did more than meet the rapidly changing needs of our defense customers. We helped change the future of defense, on the ground and at sea.

Our first year as a public company was a remarkable success on several fronts. In Defense Systems, we strengthened our leadership in ground combat vehicles, Naval gun systems and precision munitions. We also became, through our acquisition of United States Marine Repair, the leading provider of non-nuclear ship repair, modernization and conversion services for the U.S. Navy.

Throughout the year, United Defense delivered exceptional results for our defense customers, including the U.S. Army, the U.S. Marine Corps, the U.S. Navy and our allies, by excelling in four important foundations of success:

- Superb program execution;
- Internal development of new products and technologies;
- Growth through strategic acquisitions; and
- Our global focus.

I will share my insights on these four measures and how they benefited our customers and our company. But first, I would like to provide a brief summary of United Defense's outstanding financial performance in 2002.

For the year, United Defense's net income increased to $134.6 million, or $2.62 per basic common share, from $8.8 million, or 21 cents per basic common share, in 2001. Our sales rose 31 percent to $1.73 billion from $1.32 billion. United Defense ended the year with a fully funded backlog of nearly $2 billion. At the same time, we generated strong cash flow, which allowed us to pay down more than $140.9 million of our debt during the year.

Despite the Secretary of Defense's decision in 2002 to terminate further development of the Crusader Advanced Artillery System for the U.S. Army, our Defense Systems businesses achieved growth, generating more than $1.47 billion in sales, or 85 percent of the company's total revenue in 2002. Excluding ship repair and modernization, United Defense's revenue rose 11 percent for the year, reflecting higher sales of upgraded Bradley Fighting Vehicles to the U.S. Army and sales of Mk 45 Gun Systems and Mk 41 Vertical Launching Systems to the U.S. Navy.

In July 2002, United Defense accelerated our growth by acquiring United States Marine Repair. This strategic transaction strengthened and diversified our product portfolio, expanded our relationship with the U.S. Navy and enabled us to offer non-nuclear ship repair, modernization, overhaul and conversion services for the U.S. Navy and other defense and commercial customers.

United Defense acquired United States Marine Repair in 2002. This strategic acquisition strengthened and diversified the portfolio and enables United Defense to offer repair, modernization, overhaul and conversion services to the U.S. Navy at sites such as the Navy megaports in Norfolk, Virginia (right) and San Diego, California.



As part of our company for the last six months of 2002, United States Marine Repair made a positive impact on earnings and generated almost two-thirds of United Defense's revenue growth for the entire year. Overall, United States Marine Repair accounted for $255 million, or almost 15 percent, of United Defense's total revenue.

From my perspective, our strong growth in earnings and revenue in 2002 reflected our achievements in the four areas I mentioned earlier. Let's take a closer look at those foundations of our success.

SUPERB PROGRAM EXECUTION

United Defense consistently delivered superb program execution to meet the changing needs of the U.S. Armed Forces and America's allies. During the year, we remained a leader in on-time, on-budget performance. In fact, 98 percent of our deliveries in 2002 were on or ahead of schedule. At the same time, we accelerated our focus on lean manufacturing and continuous improvement to lower costs and increase productivity while enhancing quality.

In 2002, the U.S. Navy acknowledged our superb work on the Mk 41 Vertical Launching System program by giving our company the maximum 100 percent award fee, in this case a $5.67 million performance-based bonus for meeting the Navy's production criteria and cost objectives under the five-year contract. Our focus on lean manufacturing benefited both the U.S. Navy and the U.S. Army. Our Ground Systems Division's focus on waste elimination and lean techniques has resulted in a 45 percent reduction of rework costs and 76 percent lowering of detection/ inspection costs. The cost of ensuring quality is now near the one percent level. Cost reduction initiatives at our Steel Products Division enabled the company to complete 16 additional combat vehicle conversions for the Army at no added cost to the contract.

The end result in 2002 was that our customers expressed confidence in our ability to deliver superb program execution, manufacturing expertise and high-performance defense systems. They expressed their confidence by awarding us $1.9 billion in new orders for the year.

INTERNAL DEVELOPMENT OF ADVANCED TECHNOLOGY

Our customers expect advanced technology that will outperform the enemy in future conflicts. With the future of defense in mind, United Defense continued to develop new and innovative technology in 2002, leveraging our manufacturing expertise and our applied research capabilities.

In the fourth quarter of 2002, we unveiled two Future Combat System vehicle prototypes at the Association of the U.S. Army's annual meeting. The innovative wheeled and tracked vehicles clearly demonstrate United Defense's unique ability to help the U.S. Army achieve its goal of fielding a lighter, more mobile and lethal combat force. These vehicles share a high degree of commonality. United Defense has solved a significant logistics challenge that will enable the U.S. Army to deploy a mixed fleet of vehicles. The wheeled vehicle, designed and built in just eight months, features a hybrid-electric drive system, an advanced two-man cockpit workstation and new material designs, including an advanced metal/ceramic composite armor, that provides superior ballistic protection.

In January 2003, our leadership in combat vehicle technology was acknowledged when the U.S. Army announced that United Defense and General Dynamics would partner on a cooperative design team to develop and integrate manned ground vehicle platforms for the Future Combat System program. The Army's challenging goal is to field its new family of Future Combat System vehicles by 2008. United Defense's experience, virtual and simulation design labs and efficient factory processes can make the Army's goal achievable.

United Defense is developing other technology for the U.S. Army's transformation. The company has received funding, directed by the Congress, to develop the Army's Future Combat System Cannon. This program will leverage technology and knowledge that United Defense developed for the Crusader program.

Other projects include the next phase of development of an Integrated Active Protection System for combat vehicles; the development, with CPU Technology, Inc., of "System-on-a-Chip" technology that will modernize key weapons systems and make the cost of electronics obsolescence manageable; and a project with Sarnoff Corporation that has demonstrated the See-Through Turret Visualization System, a palm-sized digital camera system that will provide soldiers in combat vehicles a 360-degree view of the battlefield while remaining fully protected under armor.

Our technology is also shaping the future of Naval defense. As a result of our years of experience in Navy gun development and production, the company received a contract for the initial design prototype production and testing of the Advanced Gun System engineering models for DD(X), the U.S. Navy's new surface combatant ship. The engineering development model phase alone is valued at about $300 million for fiscal years 2003-2005. The Advanced Gun System will be the next generation 155mm Naval gun, firing higher volumes of precision munitions at ranges that are not possible with existing systems.

In another future-oriented project for the U.S. Navy, United Defense is building on the success of our prior launching systems to develop an Advanced Vertical Launching System for the DD(X) with Raytheon, our partner in this project.

GROWTH THROUGH STRATEGIC ACQUISITIONS

The acquisition of United States Marine Repair accelerated our growth and added a new and exciting dimension to our mission as a leading defense contractor. This new business sector for United Defense gives us the capability to provide full life-cycle support to the U.S. Navy, now and in the future. Through United States Marine Repair, our services range from routine maintenance to complex modernizations and overhauls of aircraft carriers, cruisers, destroyers and amphibious ships. The acquisition includes seven strategically located ship-repair facilities in major U.S. ports that enable our company to serve the U.S. Navy, and other defense and commercial customers.

In 2002, United States Marine Repair won several major contracts, including two multi-year, multi-ship U.S. Navy contracts that could exceed $89 million if all options are exercised. Separately, the company won two contracts totaling more than $30 million for refurbishment work on the Navy aircraft carrier, USS John F. Kennedy.

This acquisition, our first major purchase as a public company, was the third key to our success in 2002. In the future, United Defense will continue to evaluate all strategic options, including acquisitions, to grow and enhance our core businesses in Defense Systems and Ship Repair and Maintenance.

OUR GLOBAL FOCUS

The fourth key to our success in 2002 was our global focus. We maintained a strong market presence outside of the U.S. and positioned the company for future growth opportunities in markets such as Europe and Asia.

Sales to U.S. military allies accounted for roughly 20 percent of our company's 2002 sales. Our Bofors Defence business in Sweden remained a leader in precision munitions and is under contract to work on the U.S. Excalibur ammunition program, a key component of the U.S. Department of Defense's focus on precision strike. Bofors began 2003 with a backlog of approximately $148 million.

FNSS, our joint venture in Turkey, delivered new combat vehicles for the Turkish and Malaysian armies. In 2002, FNSS turned in record sales and profits by successfully ramping up production from zero to more than 20 vehicles a month to satisfy a significant order backlog. Orders for the Turkish government and the Malaysian government provide backlog into 2005.

At this time, I would like to acknowledge the contributions of our dedicated employees and note several management changes that were announced in January 2003. Jay Hendrix, a former commanding general, United States Army Forces Command, has joined United Defense as Vice President of Marketing and Business Development, succeeding Dennis Wagner in that position. Jay, who retired from the Army in 2001, brings 35 years of experience and insight into the needs of the U.S. Armed Forces. Dennis Wagner, a 21-year veteran of United Defense, becomes Vice President and General Manager of our International Division, succeeding Art Roberts, who retires this year after 35 years of dedicated service with the company. Dennis will oversee all sales of the company's ground and amphibious vehicles outside the United States and manage several international joint ventures and co-production programs.

In 2002, United Defense achieved success in its two business sectors – Defense Systems and Ship Repair and Maintenance. In the long run, the enduring value of our company is our ability to protect soldiers, sailors and Marines with superior technology and services that give the U.S. and its allies a winning edge over hostile forces. Based on our accomplishments in 2002, I'm confident that United Defense will deliver even greater value for our defense customers in the years to come as we support the never-ending mission to protect peace and freedom for future generations.

Sincerely,



Thomas W. Rabaut
President and Chief Executive Officer

14 March 2003

Thomas W. Rabaut
President and Chief Executive Officer



William E. Conway, Jr.
Chairman, Board of Directors



Transforming Defense Technology

United Defense, working in partnership with industry, government and academia, is developing breakthrough technology that will protect the free world from future dangers and enemies.

Our efforts for the U.S. Army are focused on supporting its transformation into a more lethal, highly mobile rapid deployment force with technologies that will enable the Future Combat System vehicle to achieve victory on the ground. Our programs for the U.S. Navy are developing new Naval gun systems and technology that will deliver unprecedented firepower, range and precision at sea.

DESIGNING FUTURE COMBAT SYSTEM VEHICLES

In October 2002, United Defense offered a glimpse of the future, unveiling two Future Combat System vehicle prototypes – one wheeled, the other tracked – at the annual meeting of the Association of the U.S. Army in Washington, D.C. These innovative vehicles integrate proven advanced technology and systems to increase mobility, survivability and lethality.

United Defense designed, developed and manufactured the 8X8 armored prototype in less than eight months and at our own initiative, an achievement that demonstrates our ability to meet the Army's objective of fielding the Future Combat System by 2008. Our wheeled prototype features leap-ahead technologies and designs, including a hybrid-electric drive system, active protection and new material designs, such as composite armor and an advanced vehicle hull structure, to provide superior ballistic protection.

Our unique arrangement of the turbine power unit and drive motor creates space for a two-man, side-by-side cockpit and a large payload compartment for a full infantry squad. With the Army's need for speed in mind, the wheeled prototype is designed to deliver a top road speed of 75 mph, a maximum cross-country speed of over 40 mph and acceleration from 0-30 mph in just seven seconds.

To design and manufacture the wheeled prototype quickly, United Defense adapted our vast library of prior research, development and design data, and used our experience as a vehicle solutions integrator to deploy some of the best combat vehicle technologies available today. United Defense's Ground Systems Division and our Advanced Research Center in California, made the project a reality, along with collaborative partnerships in research and development with the U.S. Army, industry, government and academia.

Our band track vehicle prototype has a high degree of subsystem commonality with its wheeled counterpart, while offering mobility in all terrain. Both vehicles are designed for transport by C-130 aircraft. United Defense presented both prototypes in the event that the Army requires the advantages of a mixed fleet of vehicles in the future.



Our wheeled prototype was developed in just eight months and was supported by the design and research of employees at the Ground Systems Division facility in Santa Clara, California. United Defense developed a vehicle that demonstrates its ability to meet the Army's objective of fielding the Future Combat System by 2008.

Hybrid-electric technology will provide improved performance and fuel economy, enhanced reliability and reduced emissions. United Defense is focused on the design of the next generation of combat vehicles that will rely on hybrid-electric drive power for propulsion, sensors and weapons.





The wheeled armored vehicle features advanced technologies, new materials, a lightweight space frame, composite armor and hybrid-electric drive.

NEXT GENERATION OF MANNED COMBAT VEHICLES

United Defense's leadership in future combat vehicles was affirmed in January 2003, when the Defense Advanced Research Projects Agency and the U.S. Army selected our company to partner with General Dynamics to design the Army's next generation of manned ground vehicles for the Future Combat System (FCS) program. Boeing and Science Applications International are the Lead Systems Integrator team for the FCS program.

Under this program, United Defense will play a key role in the design of eight variants of manned ground vehicles with common elements and subsystems, as the first step in meeting the aggressive 2008 timeline for fielding the Future Combat System. United Defense will be directly responsible for developing and building the Infantry Carrier Vehicle, the Future Maintenance and Recovery Vehicle, the Medical Vehicle and the FCS Cannon and Mortar systems.

One major asset that United Defense brings to the Future Combat System program is our ability to leverage decades of expertise in combat vehicle solutions and cutting-edge technology. Our experience in working in a real and virtual environment has allowed us to leverage key technologies, matured during Crusader, and to accelerate the development of the FCS Cannon. Some of the most important elements being integrated into the FCS Cannon include an ergonomically designed crew cockpit, automated ammunition handling and resupply, laser ignition, and an open electronics architecture in a real-time common operating environment.

Our streamlined development process, which includes a virtual integration environment and systems integration facility, allows us to produce a lighter and more deployable ground combat artillery system, on the same schedule as other elements of FCS.



The Future Combat System Cannon is a lightweight and deployable ground combat artillery system.

Another area of expertise is United Defense's development of advanced gun technologies such as pulse power systems for the armed forces of the future. Electrothermal Chemical technology (ETC), which is under development at United Defense, will significantly expand the accuracy and lethality of the U.S. Army's current and future gun systems.

For the Future Combat System program, United Defense is working to insert ETC precision ignition into the gun systems, thereby enhancing accuracy. With new propellants specifically designed for ETC, United Defense demonstrated 140mm equivalent lethality using a 120mm cannon.

United Defense's internal development of technology is making a critical difference in other projects that will change the future of ground warfare. Last fall, United Defense and Sarnoff Corporation demonstrated new technology that will improve the safety and enemy-tracking capabilities of soldiers in combat vehicles – the See-Through Turret Visualization System.

This digital camera system, no larger than a human palm, provides the soldier with a 360-degree view of the battlefield under closed hatches, enhancing situational awareness. The system transmits images from eight cameras that are fixed on the exterior of the vehicle. An on-board computer blends the video images to create a seamless panoramic view of the surrounding area. The video is delivered to the soldier through a monocular video display mounted on a prototype helmet.

Another example of United Defense's focus on the future is our partnership with CPU Technology, Inc. to apply a critical new technology to solve electronic obsolescence problems in key weapons systems of combat vehicles. Our solution is "System-on-a-Chip" computing technology.

In 2002, United Defense and CPU Technology, Inc. successfully completed the first phase of this project, which involved the redesign of a vital electronic system using this technology. The redesign substantially reduced the size, weight and power usage of the system and increased its reliability. Vehicle-level testing was initiated just 92 days after project start-up.

ACTIVE PROTECTION FOR COMBAT VEHICLES

United Defense is under contract with the U.S. Army to develop active protection that will enhance the survivability of moving armored combat vehicles against threats such as guided missiles and simultaneous munitions. United Defense and our subcontractor teammates, BAE Systems and Northrop Grumman Corporation, have successfully demonstrated integrated active protection technology that defeated three live threats against a combat vehicle. The Integrated Army Active Protection System includes two types of passive sensors, electronic warfare countermeasures and active protection with a launcher, radar and a deployed countermeasure.

Older generations of combat vehicles have relied primarily on armor for passive protection. The next demonstration phase of the program involves defeating incoming threats while the vehicle is moving.

REMANUFACTURING FOR THE FUTURE

In addition to developing new combat vehicles and systems, United Defense continues to modernize existing stalwarts, like the Bradley Fighting Vehicle. We're doing that for the U.S. Army through Bradley remanufacturing programs that add technology such as laser rangefinders, global positioning and navigation systems, battlefield combat identification, driver's vision enhancers and missile countermeasures.



The See-Through Turret Visualization System uses palm-sized digital camera units (left) that enable two or more soldiers to share one set of cameras to independently view 360-degree images (right) of the battlefield under closed hatches. This technology will improve the enemy-tracking capabilities and safety of soldiers in combat vehicles.



Computer simulation integration labs connect laboratories throughout the company, as well as linking to the U.S. Army and U.S. Navy, to accelerate the transformation and development of new equipment.

CHANGING THE FUTURE OF DEFENSE AT SEA

United Defense is a leader in developing major caliber Naval gun systems for surface ships, as well as related technology. Our expertise in this critical area is being applied in the development of new defense systems that will enhance the U.S. Navy's capabilities in the future.

ADVANCED GUN SYSTEM

One of the most important programs is our development of the Advanced Gun System (AGS) for the U.S. Navy's new DD(X) destroyer. The 155mm, 62-caliber gun system is expected to set new standards for surface combat, firing guided projectiles at a rate of 10 rounds per minute and at a range of up to 100 nautical miles. United Defense received funding in 2002 to continue design and engineering efforts on this program.

The AGS will provide flexible, sustainable and cost-effective firepower against a wide range of targets, as well as highly advanced gunfire capabilities for anti-surface warfare. The system is being developed as a single-barrel, low-signature gun system with fast-reaction, fully stabilized train and elevation capabilities. Drawing from a fully automated weapon handling and storage system for up to 900 rounds per ship, the system will employ a family of guided and ballistic 155mm munitions. By eliminating the need for personnel in the magazine, the design will support the Navy's goal to significantly reduce overall crew requirements.

United Defense has developed the AGS through the extensive use of solid modeling and simulation prototyping, with the gun, magazine, ammunition and support subsystems integration all the responsibility of our team. AGS armament and system munitions are being concurrently developed for rapid and effective achievement of maximum surface fire support range requirements of up to 100 nautical miles. The extended range for payloads will be achieved through an optimized balance of gun-launch and projectile rocket motor energies.

The AGS will enable seamless integration to the ship's computing environment and feature advanced thermal and erosion management technologies to ensure extended barrel life and to minimize infrared signature.



United Defense's focus on efficient manufacturing processes helps to meet the changing needs of the U.S. Armed Forces and America's allies.



United Defense is working directly with the U.S. Army on several technology development and production efforts, such as hybrid-electric drive components. The company is a leader in the design of the next generation of combat vehicles that will rely on electrical power for propulsion, sensors and weapons.

United Defense is leading the effort to develop new, long-range, smart munitions to support the U.S. Navy's land attack role for the DD(X) destroyer. Currently under development is the Long Range Land Attack Projectile (LRLAP), a 155mm projectile intended to reach ranges out to 100 nautical miles.

Since the inception of the program, United Defense has been responsible for the total AGS development including the 155mm naval gun, the ammunition magazine, and the family of advanced 155mm projectiles that will be fired by the AGS. This approach to naval gun system development has significantly benefited the overall effectiveness of the AGS because all aspects of the gun system have been modeled and studied together, rather than separately. This approach permits trade decisions across the entire product spectrum, thus providing a superior technical approach that is highly producible and cost effective.

ADVANCED VERTICAL LAUNCHING SYSTEM

The Advanced Gun System will require supporting technology, such as the Advanced Vertical Launching System that United Defense is designing for the DD(X) destroyer. United Defense and Raytheon will jointly develop the new launching system.

The company's broad experience in naval missile launching systems led to a new contract in 2002 for the design of an Advanced Vertical Launching System for the DD(X) destroyer. This means that United Defense is a pivotal, core resource in the development of the two major armament systems aboard the future DD(X) ship – the Advanced Gun System and the Advanced Vertical Launching System. The combined lethality of these two systems teamed with the overall capabilities of the DD(X) destroyer will revolutionize the Navy's support of Marine Corps and other units conducting land attack missions.



United Defense is developing the next generation gun barrel design solutions for current and future naval gun systems, such as the Advanced Gun System (AGS) for the U.S. Navy's new DD(X) destroyer.

Ensuring Naval Superiority

The protection of our nation's interests worldwide requires a United States Navy with potent and precise defense systems, innovative battle-ready technology and ships that are efficiently modernized and maintained to maximize performance. United Defense delivers all three.

Our relationship with the U.S. Navy expanded significantly in July 2002, when the company acquired United States Marine Repair (USMR), the leading provider of non-nuclear ship repair, modernization, conversion and overhaul services to the Navy. The acquisition added an expanded business segment: Ship Repair and Maintenance.

Through Navy programs in our Defense Systems segment and USMR, United Defense is supporting and enhancing the mission of the U.S. Navy and allied Naval forces through the full life cycle of the Navy's fleet. It's a winning combination that will carry our customers, and our company, into the future.

NAVAL ARMAMENT SYSTEMS

Our Armament Systems Division produces the Mk 45 Mod 4 Naval Gun System, the primary gun system for the U.S. Navy for surface fire support. The upgraded Mk 45 Mod 4 is a 5-inch, 62-caliber gun system that can fire precision ammunition in excess of 50 nautical miles. Design improvements and updates in the Mk 45 Mod 4 include an ammunition identification system and a new gun mount shield to reduce overall radar signature.

In 2002, United Defense received a $40 million contract modification to produce three Mk 45 Mod 4 Naval Gun Systems, plus six related gun barrels, for U.S. Navy destroyers. These Mk 45 Mod 4 Gun Systems will fire advanced munitions being developed by the Navy. The order expanded an existing contract, increasing its total value to more than $190 million.

United Defense also plays an important role in partnership with Lockheed Martin Naval Electronics and Surveillance Systems in manufacturing the Mk 41 Vertical Launching System for the U.S. Navy and allied navies.

The Mk 41 Vertical Launching System is the only Naval missile launching system that is capable of launching missiles for every threat in Naval warfare, including anti-air, anti-submarine, ship self-defense, land attack and ballistic missile defense.

In 2002, United Defense received a $44 million contract for the production of Mk 41 Vertical Launching Systems subassemblies, services and spares. During 2002, United Defense delivered a new capability to the U.S. and several foreign navies, with the initial production of the Mk 25 canister used for firing the Evolved Sea Sparrow Missile (ESSM). This new design of missile launch canister developed by United Defense houses four ESSM missiles in the space normally used for one missile. This dense packing capability significantly improves ship self-protection from incoming air threats, allowing the Navy more flexibility in the way it fights.

United Defense's growing support of the U.S. Navy's mission includes providing advanced propulsion fabrication. In 2002, the company delivered two Virginia class submarine propulsors to the U.S. Navy. This submarine program is a key leverage of the U.S. Navy in addressing its global missions, and United Defense continues to be a key contributor to this national naval combat resource.



The 57mm Mk 3 Naval Gun System is an all-purpose, highly flexible medium-caliber shipboard weapon. The system provides unmatched lethality with multiple 57mm ammunition options available from the weapon's twin compartment magazine that can shift between round types instantly.



The Mk 41 Vertical Launching System, an unmanned below-deck system directed by the ship's weapon control system, provides a superior level of performance against all surface ship threats.



The Mk 25 Quad Pack canister is the first of its kind to achieve multiple rounds of firing out of the same canister. United Defense designed, developed, manufactured and tested the Mk 25 canister.



The 5-inch Mk 45 Mod 4 Naval Gun System fires precision ammunition with an extended range of more than 50 nautical miles and significantly enhances the Naval Surface Fire Support mission. The new Mk 45 Mod 4 features an interactive touch-screen control system and a gun mount shield to reduce overall radar signature.

The acquisition of United States Marine Repair (USMR) expanded United Defense's mission to support the U.S. Navy with superior technology and full life-cycle support and services. At sites such as Southwest Marine in San Diego, California, USMR focuses on the repair, conversion, modernization and overhaul of the U.S. Navy's ships, such as the Ticonderoga-class Aegis cruiser USS Lake Champlain.



MODERNIZING NAVIES FOR VICTORY AT SEA

When the U.S. Navy wants to modernize or repair a ship for future service, it often turns to United States Marine Repair, our newest subsidiary. USMR has seven strategically located ship-repair facilities in San Diego, San Francisco and San Pedro, California; Ingleside, Texas; Norfolk, Virginia; and at Navy ports in Pearl Harbor, Hawaii and Mayport, Florida. USMR provides a full range of services, including standard topside ship repair and full dry-docking capabilities, to the U.S. Navy, defense-related agencies and commercial customers. The ship-repair facilities are positioned to perform everything from routine maintenance and emergent work to complex modernizations and overhauls on the largest aircraft carriers, cruisers, destroyers and amphibious ships.

The acquisition of USMR immediately diversified the United Defense portfolio, giving the company a strategic growth platform and expanding our mission to support the U.S. Navy with superior technology and full life-cycle support and services.

Major contracts for USMR in 2002 included two multi-year U.S. Navy contracts that could exceed $89 million if all options are exercised. USMR will provide maintenance for six LSD-41 and 48 class ships under both of the contracts. Because of USMR's management experience and superb record of on-time, on-budget performance, the Navy awarded USMR two contracts totaling more than $30 million to perform vital repairs on the aircraft carrier, USS John F. Kennedy in Mayport, Florida.

USMR's strong performance boosted growth and earnings for United Defense in 2002, accounting for 15 percent of the company's total revenue. USMR's focus on superb program execution makes it an ideal fit with United Defense's culture and values. Given the U.S. Navy's urgent need to maintain its current fleet at a high state of readiness, USMR is well positioned for continued success in 2003.

One of the common bonds between United Defense's work in Naval defense systems and ship repair and modernization is our track record of on-time, on-budget performance, something our customers depend on.

Our diligence in this key area of performance was recognized in August 2002, when USMR received one of the U.S. Navy's most prestigious awards, the Theater Surface Combatants Award for Excellence. The Navy recognized USMR and its Norfolk shipyard for providing exceptional support through the planning, scheduling and execution of maintenance services for the USS Normandy. USMR met all of the required milestones on or ahead of schedule and finished the project seven days early, enabling the combat-ready ship to quickly return to service. It was the fourth time that USMR has earned this laurel from the Navy, its largest customer. USMR's shipyard in San Diego has won the coveted award in the past. USMR's commitment to excellence extends to protecting the environment. In 2002, USMR won environmental awards for implementing effective stormwater diversion systems.

In addition to the U.S. Navy, its primary customer, USMR serves the Military Sealift Command, the U.S. Army, the Maritime Administration, the U.S. Coast Guard and commercial cruise lines.

As the U.S. Navy continues its efforts to transform its future capabilities, United Defense is well positioned to be a partner in the process, with our focus on program execution and innovation, and two complementary businesses – Defense Systems and Ship Repair and Modernization – that provide a complete spectrum of advanced technology and services.





As United Defense identifies new technologies, innovative subsystem improvements or other enhancements, the company partners with the Department of Defense to bring these advances into the field rapidly. Employees have a proven track record of on-time, on-budget performance in life-cycle support, such as the introduction and installation of the new and improved Mk 41 canister design (left) and the ship repair, modernization, overhaul and conversion business (right).

Changing the Future of Defense

Protecting Land Forces with Superior Technology

United Defense has established an enviable 60-year history of developing the world's best combat vehicles.

Today, United Defense continues to apply our unsurpassed experience and expertise to continuously improve existing combat vehicles for the changing requirements of changing battlefields. Upgrades to the Bradley Fighting Vehicle, the M109A6 Paladin self-propelled howitzer and the M88A2 HERCULES recovery vehicle have enhanced their roles in the defense mission of the U.S. Armed Forces and allies.

Since its first delivery in 1981, the Bradley Fighting Vehicle program has delivered superior combat-ready performance. The latest generation of the Bradley Fighting Vehicle, the A3, seamlessly integrates digital electronic technology and innovations such as automatic gun target adjustment, and digitized command and control.

In 2002, United Defense received major contracts from the U.S. Army to enhance various types of Bradley Fighting Vehicles. Under a $49.4 million contract, the Ground Systems Division is remanufacturing 33 Bradley vehicles to A2 Operation Desert Storm vehicles to add laser rangefinders, global positioning and navigation systems, battlefield combat identification and missile countermeasures. United Defense also received contract modifications worth $208.5 million to remanufacture 142 Bradley Fighting Vehicles to the A3 standard in both cavalry and infantry vehicles, as part of a multi-year pact.

United Defense's M4 Command-and-Control Vehicle, called the C2V, is already improving the U.S. Army's capabilities. It's a highly mobile assault command post that enables commanders to move with their forces and remain protected inside the vehicle while directing and monitoring troop movements – and tracking the enemy. The C2V combines the automotive components of the Bradley Fighting Vehicle with an overpressure system, climate controls and the flexibility to configure the command suite with operational, fire support and intelligence gathering software and technologies for 21st century warfare.

HERCULES remains the recovery system of choice for 70-ton tanks that are disabled on the battlefield. The M88A2 HERCULES delivers greater towing muscle and lifting strength through key upgrades such as power-assisted braking, improved steering and increased engine horsepower.

In 2002, United Defense was awarded a $58.4 million contract to produce 21 M88A2 HERCULES recovery vehicles for the U.S. Army and six for the U.S. Marine Corps. United Defense is remanufacturing HERCULES vehicles at our facilities in York, Pennsylvania, with support from our plants in Aiken, South Carolina and in partnership with the Anniston Army Depot in Alabama. United Defense is also producing the HERCULES through a co-production program with Egypt.



The M109A6 Paladin self-propelled howitzer provides advanced performance, responsiveness and survivability with a firing range of up to 30 kilometers.

The C2V is designed to keep pace with today's digitized maneuver force by providing on-the-move command and control capability. This C2V was configured for the V Corps commander in Operation Iraqi Freedom.





The M88A2 HERCULES is the world's most advanced tank recovery system and can safely recover M1 Abrams tanks and other tracked vehicles up to 70 tons.

The Ground Systems Division received a $21.2 million contract modification in 2002 for the production of 18 M109A6 Paladin self-propelled howitzers for the Army National Guard. The Paladin is a self-propelled cannon artillery system that delivers "shoot and scoot" capability that protects the crew from enemy fire. From the move, it can receive a fire mission, compute firing data, select and take up firing positions, automatically unlock and point its cannon, fire and move, all in less than 60 seconds, day or night. Paladin upgrades have enhanced performance and reduced maintenance.

The venerable M113 family of vehicles continues to play an ongoing and significant role in U.S. and allied armies worldwide. We are supplying upgrade kits for the A3 model to the Canadian Army and the M113 is the foundation for various configurations of an Armored Infantry Fighting Vehicle produced by our Turkish affiliate. Its versatile and economical chassis has made it the U.S. Army's choice for a $28.1 million contract for Opposing Forces Surrogate Training System – Main Battle Tank vehicles. United Defense will produce 145 vehicles in partnership with Anniston Army Depot if all contract options are exercised, for a total contract value of $136.8 million. The tracked surrogate vehicle consists of an M113A3 chassis with an operational two-man turret equipped with simulated weapon systems and visual modifications designed to simulate threat tanks during force-on-force training at the U.S. Army Combat Maneuver Training Centers in Ft. Polk, Louisiana, Ft. Irwin, California and Hoenfels, Germany.

As United Defense strives to refine technologies and capabilities that will make the U.S. Army's transformation achievable by 2008, we continue to maintain the capability to support existing vehicles that will fight wars for the next 20 or more years.

The Bradley Fighting Vehicle has been continually enhanced to meet and exceed the requirements of the changing battlefield. The newest Bradley is a technologically advanced vehicle that travels effectively over land and provides impressive pivot ability and dual target tracking and automatic gun target adjustment.

Serving U.S. Allies Worldwide

United Defense's global focus is making a world of difference for our customers. With our international reach and expertise, we're helping the United States and its trusted allies transform their defense capabilities to protect peace and freedom for future generations.

Through international subsidiaries and joint ventures, co-production agreements and our U.S. manufacturing facilities, United Defense supported U.S. allies around the world in 2002. Sales to non-U.S. customers reached $348 million, generating 20 percent of United Defense's total revenue.

In 2002, a major breakthrough for United Defense was a $26 million contract from the Royal Danish Navy for two Mk 45 Mod 4 Naval Gun Systems; it was the first sale of the Mk 45 Mod 4, the world's premier medium caliber Naval gun system, into the important European market. United Defense's Armament Systems Division is manufacturing the 5-inch guns for the Royal Danish Navy.

United Defense also won a $22 million co-production contract with World Industries Ace (WIA) Corp. to manufacture three additional Mk 45 Naval Gun Systems for the Republic of Korea Navy's KDX II Destroyer ship class. The South Korean contract expanded an earlier United Defense-WIA program to double the number of Mk 45 Mod 4 systems being manufactured for Korean destroyers.

In 2002, United Defense received new orders from a range of international customers, including Chile, Japan, South Korea, Denmark and Canada.

Our Ground Systems Division, in an ongoing co-production program with Egypt, recently delivered the 50th M88A2 HERCULES to the Egyptian Land Forces as part of a contract to co-produce 66 M88A2 vehicles. The M88A2 is an improved combat recovery vehicle that includes a 35-ton boom, a 70-ton constant pull to tow and operates with a crew of three.

One of United Defense's strong global assets is FNSS, our joint venture in Turkey. During the past year, FNSS accelerated production of combat fighting vehicles, producing 267 vehicles and a dozen kits in 2002. The all-terrain, amphibious infantry combat and fire support vehicle provides full shoot-on-the-move capability. By year's end, FNSS delivered new Armored Infantry Fighting Vehicles under sole-source contracts to the Turkish and Malaysian Armies and had orders that will provide backlog into 2005.


UN
UNPF 26139

FNSS has produced more than 1,800 Armored Infantry Combat Vehicles for the Turkish Land Forces. The armored, all-terrain, amphibious, infantry combat and fire support vehicles provide full shoot-on-the-move capability.

In 2002, Bofors Defence installed a 57mm Mk3 Naval Gun System on the Mexican SS Sonora. This system is highly lethal and effective against surface and airborne threats, as well as targets on shore.


P152

Bofors Defence, our subsidiary based in Karlskoga, Sweden, is a leading developer of precision strike systems and has focused its business on intelligent munitions, launching systems, technology studies and system design and integration. Bofors received a key joint contract, merging the Swedish Trajectory Correctable Munitions program with the U.S. Excalibur program, to develop precision-guided munitions for cannon artillery that will support future ground forces. The contract could be worth as much as $100 million over five years.

In 2002, Bofors delivered a 57mm Mk 3 Naval gun to the Swedish Navy and installed one for the Mexican Navy. Separately, a Bofors joint venture completed the delivery of CV 90 combat vehicles to the Swedish Army. In January 2003, Bofors received a significant ammunition order from the United Kingdom.

From Europe to Asia, from the Pacific Rim to South America, America's allies continued to turn to United Defense for our proven expertise in manufacturing combat vehicles, Naval artillery, precision munitions and other advanced defense



United Defense is currently co-producing 16 M88A2 HERCULES improved-recovery vehicles for the Land Forces of the Arab Republic of Egypt to follow the current 50-vehicle M88A2 co-production effort with the Egyptian Tank Plant (ETP) in Cairo.



BOFORS DEFENCE FOCUSES ON LONG RANGE PRECISION-GUIDED MUNITIONS



5 Updated Target location Received
4 Canards deployed at apogee
6 Projectile guides to target coordinates
3 Projectile acquires GPS
7 Projectile engage targe
2 Fire projectile
1 Download required data to projectile

Bofors Defence is under contract to work on the development of the XM982 Excalibur 155mm projectile. The Excalibur ammunition program is a key component of the U.S. Department of Defense's focus on precision strike.

Corporate Information

BOARD OF DIRECTORS

William E. Conway, Jr.
Chairman of the Board

Frank C. Carlucci
Director

Peter J. Clare
Director

Allan M. Holt
Director

Robert M. Kimmitt
Director

J. H. Binford Peay, III
Director

Thomas W. Rabaut
President,
Chief Executive Officer
and Director

Francis Raborn
Vice President,
Chief Financial Officer
and Director

John M. Shalikashvili
Director

COMPANY OFFICERS

Elmer L. Doty
Vice President,
General Manager –
Ground Systems

Jay Hendrix
Vice President,
Business Development &
Marketing

Keith B. Howe
Vice President,
General Manager –
Armament Systems

David V. Kolovat
Vice President, General
Counsel and Secretary

Al Krekich
President,
United States Marine Repair

Thomas W. Rabaut
President,
Chief Executive Officer

Francis Raborn
Vice President,
Chief Financial Officer

Dennis Wagner
Vice President,
General Manager –
International

KEY CONTACTS

Doug Coffey
Corporate Spokesperson
Vice President,
Corporate Communications
Phone: 703-312-6121

Jayne Schmitt
Vice President,
Investor Relations
Phone: 703-312-6122

CORPORATE INFORMATION

World Headquarters
United Defense Industries, Inc.
1525 Wilson Boulevard, Suite 700
Arlington, VA 22209-2444
Phone: 703-312-6100
www.uniteddefense.com

Transfer Agent, Registrar and Dividend Dispersing Agent
Shareholders may obtain information about their share positions, dividends, transfer requirements, lost certificates and other related matters by contacting:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10028
Phone: 212-936-5100

Auditors
Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102

Shares Listed
New York Stock Exchange
Ticker Symbol: UDI

Annual Meeting
The annual meeting of United Defense shareholders will be held on Wednesday, May 28, 2003, at the Hyatt Hotel, Arlington, Virginia. A formal notice and proxy will be mailed before the meeting to shareholders entitled to vote.

Quarterly Earnings Calls
April 24, 2003
July 24, 2003
October 23, 2003

Disclosure Statement
United Defense information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to United Defense Industries, Inc. as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with our business are discussed in the company's annual statement on Form 10-K dated March 14, 2003, and in our other reports filed from time to time with the Securities and Exchange Commission.